SECURITAS SYSTEMS

82-35019

Stockholm 070427

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

07023308

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SUPPL

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 4 2007
WASH. D.C.
160

SECURITAS SYSTEMS

PRESS RELEASE

Stockholm, April 25, 2007

Securitas Systems to publish Interim Report on Tuesday May 8, 2007

Securitas Systems AB will publish January-March report 2007 on Tuesday, May 8 at 08.30 a.m. (CET). The press release will be available on Systems' website immediately after publishing. CEO Juan Vallejo and CFO Peter Ragnarsson will comment on the results during a press conference starting at 10:00 a.m. (CET.)

Agenda (AM, CET)

08.30 Report release
The report will be sent as a press release and will be published on www.securitassystems.com

09.00 Presentation slides
Presentation slides will be available at Systems website.

10.00 Press conference
Venue: Securitas Systems AB, Lindhagensplan 70, Stockholm, Sweden.
Participation: Register to Else Trägårdh; else.tragardh@securitassystems.com

Systems' Senior Management will present the report and answer questions. The press conference will also be accessible as an audio web cast (including slide presentation) at www.securitassystems.com. It will be possible to ask questions via e-mail during the audio web cast.

To follow the press conference via telephone (and participate in Q&A session), please call:
UK: +44 (0) 208 817 9301
Sweden: +46 (0) 850 520 270

For additional information:

Åsa Larsson, Head of IR and Communications	+46 (0) 70 660 7433
Else Trägårdh, Investor Relations Officer	+46 (0) 70 560 7672

Securitas Systems AB
Address: P.O. Box 12231 S-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

SECURITAS SYSTEMS

PRESS RELEASE

Stockholm April 26, 2007

Securitas Systems AB publishes Annual Report 2006

Securitas Systems' Annual Report for 2006 is now available on the Group's website www.securitassystems.com.

The printed version is being distributed and can be ordered from Securitas Systems at +46 (0) 8 657 7672 or by email at ir@securitassystems.com.

As previously announced, Securitas Systems' Annual General Meeting will be held on May 9 in Stockholm, Sweden. Further details can be found at the Group's website www.securitassystems.com. Last day to register for attendance is May 3.

For further information:

Åsa Larsson, Head of Communication and IR	+46 (0) 8 657 7433
Else Trägårdh, Investor Relations Officer	+46 (0) 8 657 7672

This press release is also available at the webpage of Securitas Systems: www.securitassystems.com

Securitas Systems AB (publ) is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defence, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,300. The company has 5,400 employees and operates in 14 European countries and in the USA, Hong Kong and Australia. Systems' is listed on the Nordic list (mid cap) with ticker SYSI. For further information on Securitas Systems please visit the following website www.securitassystems.com.

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

END